UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 4)*



                             Federal Mogul Corporation

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     313549107

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Group International, Inc.
          95-4154357

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       3,470,720


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       4,336,180
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,336,180   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          6.1%


      12  TYPE OF REPORTING PERSON*

          HC


                         *SEE INSTRUCTION BEFORE FILLING OUT

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934

     Amendment No. 4

     Item 1(a)   Name of Issuer:
            Federal Mogul Corporation

     Item 1(b)   Address of Issuer's Principal Executive Offices:
            26555 Northwestern Highway
            Southfield, MI 48034

     Item 2(a)   Name of Person(s) Filing:
            Capital Group International, Inc.

     Item 2(b)   Address of Principal Business Office:
            11100 Santa Monica Blvd.
            Los Angeles, CA  90025

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of Class of Securities:
            Common Stock

     Item 2(e)   CUSIP Number:
            313549107

     Item 3   The person(s) filing is(are):

            (g)   [X]   Parent Holding Company in accordance with Section
                 240.13d-1(b)(1)(ii)(G).

     Item 4   Ownership

            Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.



            Shares reported by Capital Group International, Inc. includes 468,460 shares resulting from the assumed conversion of 482,500 shares of the 7.00% Registered Convertible Preferred, due 12/1/2027.




     CUSIP: 313549107                                                Page 3 of 5







     Item 5   Ownership of 5% or Less of a Class: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            1.
               Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of Capital Group International, Inc.

            2.
               Capital International Limited (CIL) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CIL is a wholly owned subsidiary of Capital Group International, Inc.

            3.
               Capital International S.A. (CISA) does not fall within any of the categories described in Rule 13d-1-(b)(ii)(A-F) but its holdings of any reported securities come within the five percent limitation as set forth in a December 15, 1986 no-action letter from the Staff of the Securities and Exchange Commission to The Capital Group Companies, Inc. CISA is a wholly owned subsidiary of Capital Group International, Inc.

            4.
               Capital International Research and Management, Inc. dba Capital International, Inc. is an investment adviser registered under
               Section 203 of the Investment Advisers Act of 1940 and is a wholly owned subsidiary of Capital Group International, Inc.

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of the Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.











     CUSIP: 313549107                                                Page 4 of 5






        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          August 9, 2000


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Chairman

                            Capital Group International, Inc.




             *By    /s/ Michael J. Downer

                    Michael J. Downer
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.